Filed Pursuant to Rule 253(g)(2)
File No. 024-11254

FUNDRISE WEST COAST OPPORTUNISTIC REIT, LLC

SUPPLEMENT NO. 25 DATED JULY 28, 2021
TO THE OFFERING CIRCULAR DATED AUGUST 10, 2020

This document supplements, and should be read in conjunction with, the offering circular of Fundrise West Coast Opportunistic REIT, LLC (the “Company”, “we”, “our” or “us”), dated August 10, 2020 and filed by us with the Securities and Exchange Commission (the “Commission”) on August 11, 2020 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset updates.

Asset Updates

Mezzanine Loan – NexMetro Canyon Member, LLC

On November 12, 2020, we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our sponsor (“Fundrise Lending”), a mezzanine loan with a maximum principal balance of approximately $11,195,000 (the “Canyon Mezzanine Loan”). The mezzanine borrower, NexMetro Canyon Member, LLC, a Delaware limited liability company (“Canyon Member”), plans to use the proceeds to develop cottage-like apartments, generally located near 27201 N Black Canyon Highway, Phoenix, AZ (the “Canyon Property”). Details of this acquisition can be found here.

On July 22, 2021, we executed an amendment to Canyon Mezzanine Loan increasing the maximum principal balance to $15,490,296. Canyon Member requested additional financing due to budget increases derived from the increased cost of construction materials and labor. An affiliate of our Manager earned an origination fee of approximately 2.0% of the incremental financing provided, paid directly by Canyon Member.

The amendment did not materially alter any other terms of the original Mezzanine Loan Agreement. The revised Loan-to-Cost (“LTC”) ratio of the Canyon Mezzanine Loan, aggregate with the Canyon Senior Loan, is 80.9%. The LTC ratio is the amount of the Canyon Senior Loan plus the amount of the Canyon Mezzanine Loan, divided by the total anticipated cost to construct the Canyon Property.

Mezzanine Loan – NexMetro Magnolia Member, LLC

On November 12, 2020, we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our sponsor (“Fundrise Lending”), a mezzanine loan with a maximum principal balance of approximately $9,099,000 (the “Magnolia Mezzanine Loan”). The mezzanine borrower, NexMetro Magnolia Member, LLC, a Delaware limited liability company (“Magnolia Member”), plans to use the proceeds to develop cottage-like apartments, generally located at W Lower Buckeye Rd and S 75th Ave, Phoenix, AZ (the “Magnolia Property”). Details of this acquisition can be found here.

On July 22, 2021, we executed an amendment to Magnolia Mezzanine Loan increasing the maximum principal balance to $11,144,803. Magnolia Member requested additional financing due to budget increases derived from the increased cost of construction materials and labor. An affiliate of our Manager earned an origination fee of approximately 2.0% of the incremental financing provided, paid directly by Magnolia Member.

The amendment did not materially alter any other terms of the original Mezzanine Loan Agreement. The revised Loan-to-Cost (“LTC”) ratio of the Magnolia Mezzanine Loan, aggregate with the Magnolia Senior Loan, is 81.2%. The LTC ratio is the amount of the Magnolia Senior Loan plus the amount of the Magnolia Mezzanine Loan, divided by the total anticipated cost to construct the Magnolia Property.